CORD BLOOD AMERICA, INC.
1857 Helm Drive
Las Vegas, NV  89119

Via Edgar

February 14, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re:          Cord Blood America, Inc.; Request to Withdraw Registration Statement on Forms S-1 and S-1/A;
SEC File Number: 333-174642

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Cord Blood America, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Forms S-1 and S-1/A (File No. 333-174642), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 1, 2011, along with any exhibits (the "Registration Statement"). No securities have been issued under this Registration Statement.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 702-914-7250.